CONSENT OF QUALIFIED PERSON

I, Nathan Bourgeault, P.Eng., consent to the public filing by Alamos Gold Inc. of the technical report titled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” and dated effective June 28, 2022 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the August 29, 2022, news release of Alamos Gold Inc. (the “News Release”).

I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

DATED this 29th day of August 2022

“Original Signed”
---------------------------------
Nathan Bourgeault, P.Eng.